UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CALERES, INC.

(Exact name of the registrant as specified in its charter)

New York (State or other jurisdiction of incorporation)	1-2191 (Commission File Number)	43-0197190 (IRS Employer Identification Number)
8300 Maryland Avenue St. Louis, Missouri 63105 (Address of principal executive offices)
Registrant’s telephone number, including area code: (314) 854-4000

Thomas C. Burke

Senior Vice President, General Counsel and Secretary

(314) 854-4000

(Name and Telephone Number, Including Area Code, of the

Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

◻	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended January 28, 2023.

Section 1 - Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Caleres, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, and Form SD (the “Rule”) for the reporting period from January 1, 2022 to December 31, 2022.  The Rule relates to the disclosure of information relating to “conflict minerals”, which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten.  The Rule applies to those public companies that manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production.

As required by the Rule, the Company undertook an analysis of its products to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any of the conflict minerals was necessary to the functionality or production of such product.  The Company determined that only in its wholesale operations within the Brand Portfolio segment was it engaged in product manufacturing or product sourcing that could be deemed to be the “contract to manufacture” of products contemplated by the Rule.  The Company’s analysis revealed that some styles of the footwear that it contracted to manufacture contained some amount of metal, either: (a) as part of the product’s construction, (b) as part of a purely decorative element such as decorative buckles or other ornaments, or (c) as part of the function of the footwear such as zippers and shoelace eyelets that fit the footwear to the foot. In the absence of relevant guidance on the definition of “necessary to the functionality or production of a product,” the Company determined to assume, for the purpose of Rule 13p-1, that all footwear it contracted to manufacture which contained any of the conflict minerals would be addressed.

Accordingly, the Company conducted its reasonable country of origin inquiry designed to determine whether any conflict mineral included in any of the footwear which the Company manufactured or contracted to manufacture had originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or was from recycled or scrap sources, as defined in the Rule.  Each of the Company’s contract manufacturers of footwear is provided with guidance, in writing, that explains the requirements of the Rule and its applicability to the Company.  The Company has made training available to its contract manufacturers in respect of the requirements of the Rule, the Rule’s applicability to the Company and the necessity for the contract manufacturers to provide complete and reliable information in respect of the sources for any conflict minerals used in the Company’s products.  The Company required that each contract manufacturer provide a detailed report or declaration to the Company of the presence of any conflict mineral in the footwear, whether any such conflict mineral was from recycled or scrap sources, and if not, the country of origin of that conflict mineral.  Manufacturers were required to provide these reports electronically in an online database to facilitate the Company’s review and analysis of the information submitted.  The Company analyzed the manufacturer responses and, if necessary, conducted follow-up inquiries with manufacturers.

Based on its reasonable country of origin inquiry, the Company concluded that it has no reason to believe that any conflict minerals included in the products it contracted to manufacture may have originated in a Covered Country.

As required by the Rule, the Company is providing a copy of this Form SD on the Company’s website at https://www.caleres.com/investors/corporate-governance.  The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

_____

CALERES, INC.

Date: May 12, 2023	By: /s/ Thomas C. Burke
Thomas C. Burke
Senior Vice President, General Counsel and Secretary